Semiannual Report

MARCH 31, 2007

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors Limited-Term Bond Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Fixed Income Funds, Inc. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Fixed Income Funds, Inc. prospectus and current Fund performance information.

President's Letter

March 31, 2007



DEAR SHAREHOLDER:

Stock markets around the globe generally provided attractive returns over the past six months, even as week to week it seemed the degree of price fluctuation accelerated. Most bond markets, meanwhile, were relatively flat. Concerns regarding monthly inflation reports, energy prices, Federal Reserve policy and increased defaults on housing debt were among the short-term factors that seemed to worry some fixed-income investors.

Enclosed is our report on your Waddell & Reed Advisors Fund's operations for the six months ended March 31, 2007. This past fiscal period the S&P 500 Index advanced 6.4 percent, led by a 20.9 percent rise in materials stocks. Energy stocks were strong, too, as the price of oil gyrated. Health care and financials were generally the weakest stock sectors during the six-month period. In fixed-income markets, prices of lower rated securities softened in some sectors as overall economic growth slowed.

Seasons change, growth continues

As we enter spring, gasoline prices have risen again to above $2.50 a gallon in many locations. However, the latest round of volatility at the pump pales in comparison to the situation last summer, when more than $3 a gallon was briefly the norm, and the U.S. seemed threatened with significantly higher inflation. Overall, the economic news of the past year has been good, including:

- Moderate oil prices
- Corporate profits remained solid, rising around 10%
- Low inflation and
- Improving trade and federal deficits.

Our Economic Snapshot chart highlights five selected indicators. As you can see, there's much to be thankful for, as well as a case for optimism about the future. Compared to six months earlier, a slightly smaller percentage of people in the U.S. are unemployed. Inflation is lower. The cost of financing a home is slightly lower. Overall economic growth is slower, however, while oil prices have risen.

Economic Snapshot		
	3-31-2007	9-30-2006
U.S. unemployment rate	4.40%	4.60%
Inflation (U.S. Consumer Price Index)	2.80%	3.00%
U.S. GDP	1.30%	3.00%
30-year fixed mortgage rate	6.13%	6.18%
Oil price per barrel	$65.87	$62.91

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

Stock valuations generally appear reasonable, in our view, especially given profit levels and still low U.S. interest rates. We see an attractive path ahead for diversified investors in 2007, although one that might be marked by a few unexpected curves. As always, we believe that maintaining a well-rounded portfolio remains an important component of securing your long-term financial future.

Our seven decades of expertise

In 2007, we mark the Waddell & Reed organization's 70th anniversary, and more than four decades since the founding of the first Waddell & Reed Advisors fixed-income fund. We have deep resources focused on helping you achieve your long-term financial goals. At Waddell & Reed, we are committed to offering you a financial planning philosophy that emphasizes participation in positive markets as well as a very strong effort to manage risk. To help accomplish this, we have a research culture focused on fundamental excellence.

Thank you for your continued confidence in us.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Fund Expenses

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2007.

Actual Expenses

The first line for each share class in the following tables provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the tables. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the tables, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense tables. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following tables provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the tables is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Government Securities Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,025.10	1.13%	$ 5.67
Class B	1,000	1,020.40	2.06	10.41
Class C	1,000	1,020.70	1.99	10.00
Class Y	1,000	1,027.10	0.74	3.75
Based on 5% Return[2]				
Class A	$1,000	$1,019.32	1.13%	$ 5.65
Class B	1,000	1,014.67	2.06	10.38
Class C	1,000	1,015.00	1.99	9.97
Class Y	1,000	1,021.24	0.74	3.74

Limited-Term Bond Fund Expenses

For the Six Months Ended March 31, 2007	Beginning Account Value 9-30-06	Ending Account Value 3-31-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,022.20	1.24%	$ 6.27
Class B	1,000	1,017.10	2.24	11.30
Class C	1,000	1,017.60	2.14	10.79
Class Y	1,000	1,024.50	0.78	3.95
Based on 5% Return[2]				
Class A	$1,000	$1,018.74	1.24%	$ 6.26
Class B	1,000	1,013.75	2.24	11.28
Class C	1,000	1,014.25	2.14	10.78
Class Y	1,000	1,021.06	0.78	3.94

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2007, and divided by 365.

(1) This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF GOVERNMENT SECURITIES FUND

Portfolio Highlights

On March 31, 2007, Waddell & Reed Advisors Government Securities Fund had net assets totaling $223,876,510 invested in a diversified portfolio of:

97.34%	Bonds
2.66%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund owned:



Mortgage-Backed Obligations.	$69.67
Treasury Obligations	$17.02
Agency Obligations	$10.65
Cash and Cash Equivalents	$ 2.66

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The Investments of Government Securities Fund

March 31, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 10.65%		
Farmer Mac Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11 (A)	$2,000	$ 1,998,800
Federal Home Loan Bank:		
5.75%, 10–15–07	3,000	3,009,330
5.75%, 12–13–13	2,000	1,994,820
Federal Home Loan Mortgage Corporation:		
5.75%, 7–20–11	3,500	3,557,774
4.75%, 5–6–13	2,000	1,957,554
5.0%, 12–14–18	5,054	4,933,194
Federal National Mortgage Association:		
5.3%, 2–22–11	4,000	3,989,436
6.0%, 1–4–17	2,125	2,119,052
Tennessee Valley Authority,		
5.88%, 4–1–36	250	269,367
Total Agency Obligations		**23,829,327**
Mortgage-Backed Obligations – 69.67%		
Federal Agricultural Mortgage Corporation, Guaranteed Agricultural Mortgage-Backed Securities,		
7.064%, 1–25–12	2,627	2,626,724
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates,		
5.24%, 6–1–34*	484	481,070
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5%, 5–15–19	4,500	4,396,803
5%, 5–15–23	8,000	7,803,757
5.5%, 4–15–24 (Interest Only)	1,574	63,115
5.5%, 4–15–24 (Interest Only)	4,144	240,020
5.0%, 3–15–25	2,000	1,924,431
6.0%, 3–15–29	638	647,632
5.0%, 7–15–29 (Interest Only)	2,321	237,752
7.5%, 9–15–29	3,656	3,895,273
5.0%, 9–15–31 (Interest Only)	2,829	422,324
5.0%, 9–15–32	5,500	5,267,467

See Notes to Schedule of Investments on page 11.

The Investments of Government Securities Fund

March 31, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed		
Rate Participation Certificates:		
5.0%, 6–1–21	$1,860	$ 1,834,657
5.0%, 11–1–21	2,912	2,871,395
8.0%, 2–1–23	72	75,847
6.5%, 11–1–24	172	176,579
5.0%, 7–1–25	2,573	2,509,632
7.0%, 12–1–25	233	242,838
6.0%, 2–1–27	1,480	1,498,386
6.0%, 11–1–28	1,744	1,771,884
6.5%, 11–1–31	371	381,721
6.0%, 2–1–32	419	424,619
5.0%, 3–1–35	2,084	2,015,767
5.5%, 10–1–35	1,794	1,777,497
5.5%, 8–1–36	1,902	1,882,213
5.458%, 12–1–36*	2,951	2,966,297
Federal Home Loan Mortgage Corporation Fixed		
Rate Pass-Through Certificates:		
5.76%, 10–1–36*	1,884	1,895,885
5.958%, 1–1–37*	2,975	3,020,881
Federal Home Loan Mortgage Corporation		
Non-Agency REMIC/CMO:		
5.5%, 12–15–13 (Interest Only)	929	162,558
5.0%, 4–15–18	3,950	3,880,516
5.5%, 10–15–31	8,000	8,045,642
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.0%, 3–25–18 (Interest Only)	1,318	91,995
5.0%, 3–25–18	7,000	6,848,534
5.0%, 6–25–18	6,000	5,945,616
5.5%, 2–25–32	4,500	4,496,530
4.0%, 11–25–32	987	951,242
4.0%, 2–25–33	1,127	1,094,442
4.0%, 3–25–33	1,893	1,826,882
3.5%, 8–25–33	5,230	4,804,174
5.5%, 11–25–36 (Interest Only)	5,302	1,431,798

See Notes to Schedule of Investments on page 11.

The Investments of Government Securities Fund

March 31, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.5%, 1–1–17	$ 890	$ 895,124
5.5%, 10–1–23	1,830	1,829,078
5.0%, 4–1–24	2,946	2,873,966
7.42%, 10–1–25	5,374	6,085,835
6.0%, 4–1–33	6,058	6,133,903
6.0%, 4–1–34	4,096	4,126,581
5.5%, 12–1–34	8,362	8,288,410
5.411%, 12–1–36*	3,579	3,595,250
Federal National Mortgage Association Non-Agency REMIC/CMO:		
4.5%, 7–25–24	6,000	5,559,146
5.5%, 9–25–31	4,500	4,494,367
5.0%, 3–25–33	4,000	3,983,028
Government National Mortgage Association Agency REMIC/CMO,		
5.5%, 6–20–28 (Interest Only)	4,741	342,335
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
7.0%, 8–20–27	35	36,551
9.75%, 11–15–28	2,724	2,948,498
6.5%, 5–15–29	272	279,626
Guaranteed Development Company Participation Certificates, Series 1995–20 F, Guaranteed by the United States Small Business Administration (an Independent Agency of the United States),		
6.8%, 6–1–15	842	869,371
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust:		
2001–3 Class G,		
6.5%, 4–15–27	134	133,926
2002–3 Class G,		
6.0%, 2–15–30	4,000	4,060,523
2003–1 Class D,		
5.75%, 12–15–25	616	614,654
2003–1 Class E,		
5.75%, 4–15–27	4,000	4,002,058
2003–2 Class D,		
5.0%, 11–15–23	162	161,869
2003–2 Class E,		
5.0%, 12–15–25	1,750	1,734,355
Total Mortgage-Backed Obligations		**155,980,849**

See Notes to Schedule of Investments on page 11.

The Investments of Government Securities Fund

March 31, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 17.02%		
United States Treasury Bonds,		
6.125%, 11–15–27	$ 7,000	$ 8,081,717
United States Treasury Notes:		
4.0%, 4–15–10	18,750	18,462,900
4.375%, 8–15–12	1,500	1,490,566
4.0%, 2–15–15	10,500	10,066,056
Total Treasury Obligations		**38,101,239**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 97.34%		**$217,911,415**
(Cost: $217,330,926)		
SHORT-TERM SECURITIES – 2.95%		
Repurchase Agreement		
J.P. Morgan Securities Inc., 5.05% Repurchase Agreement dated 3–30–07 to be repurchased at $6,613,782 on 4–2–07 (B)	6,611	**$ 6,611,000**
(Cost: $6,611,000)		
TOTAL INVESTMENT SECURITIES – 100.29%		**$224,522,415**
(Cost: $223,941,926)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.29%)		**(645,905)**
NET ASSETS – 100.00%		**$223,876,510**

Notes to Schedule of Investments

*Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2007.

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

(A)Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, the total value of this security amounted to 0.89% of net assets.

(B)Collateralized by $5,660,000 United States Treasury Bond, 6.375% due 8–15–27; market value and accrued interest aggregate $6,761,165.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GOVERNMENT SECURITIES FUND

March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (Notes 1 and 3):	
Securities (cost – $217,331)	$217,911
Repurchase agreement (cost – $6,611)	6,611
	224,522
Cash	14
Receivables:	
Interest	1,808
Fund shares sold	278
Investment securities sold	47
Prepaid and other assets	36
Total assets	226,705

LIABILITIES

Payable for investment securities purchased	2,002
Payable to Fund shareholders	516
Dividends payable	118
Accrued shareholder servicing (Note 2)	72
Accrued service fee (Note 2)	43
Accrued accounting services fee (Note 2)	8
Accrued management fee (Note 2)	5
Accrued distribution fee (Note 2)	2
Other	62
Total liabilities	2,828
Total net assets	$223,877

NET ASSETS

$0.01 par value capital stock:	
Capital stock	$ 412
Additional paid-in capital	226,651
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	—
Accumulated undistributed net realized loss	
on investment transactions	(3,766)
Net unrealized appreciation in value of investments	580
Net assets applicable to outstanding units of capital	$223,877
Net asset value per share (net assets divided by shares outstanding):	
Class A	$5.44
Class B	$5.44
Class C	$5.44
Class Y	$5.44
Capital shares outstanding:	
Class A	34,923
Class B	2,511
Class C	1,485
Class Y	2,251
Capital shares authorized	1,500,000

See Notes to Financial Statements.

Statement of Operations

GOVERNMENT SECURITIES FUND
For the Six Months Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization.	$6,000

Expenses (Note 2):

Investment management fee.	555
Shareholder servicing:	
Class A	264
Class B	31
Class C	16
Class Y	7
Service fee:	
Class A	235
Class B	17
Class C	10
Distribution fee:	
Class A	4
Class B	53
Class C	32
Accounting services fee	47
Audit fees.	11
Custodian fees.	7
Legal fees	6
Other	85
Total	1,380
Less waiver of investment management fee (Notes 2 and 6)	(44)
Total expenses.	1,336
Net investment income	4,664

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on investments.	(745)
Unrealized appreciation in value of investments	1,313
Net gain on investments	568
Net increase in net assets resulting from operations	$5,232

See Notes to Financial Statements.

Statement of Changes in Net Assets

GOVERNMENT SECURITIES FUND
(In Thousands)

	For the six months ended March 31, 2007	For the fiscal year ended September 30, 2006
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 4,664	$ 9,413
Realized net loss on investments	(745)	(2,764)
Unrealized appreciation (depreciation)	1,313	(1,030)
Net increase in net assets resulting from operations.	5,232	5,619
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(4,087)	(8,292)
Class B	(236)	(516)
Class C	(145)	(329)
Class Y	(196)	(276)
Realized gains on investment transactions:		
Class A	(—)	(149)
Class B	(—)	(12)
Class C	(—)	(8)
Class Y	(—)	(3)
	(4,664)	(9,585)
Capital share transactions (Note 5)	(2,645)	(16,589)
Total decrease	(2,077)	(20,555)
NET ASSETS		
Beginning of period.	225,954	246,509
End of period.	$223,877	$225,954
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 15 - 18.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$5.42	$5.51	$5.62	$5.72	$5.80	$5.63
Income (loss) from investment operations:						
Net investment income	0.12	0.22	0.21	0.21	0.22	0.25
Net realized and unrealized gain (loss) on investments.	0.02	(0.09)	(0.07)	(0.08)	(0.08)	0.17
Total from investment operations	0.14	0.13	0.14	0.13	0.14	0.42
Less distributions from:						
Net investment income	(0.12)	(0.22)	(0.21)	(0.21)	(0.22)	(0.25)
Capital gains	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)	(0.00)
Total distributions	(0.12)	(0.22)	(0.25)	(0.23)	(0.22)	(0.25)
Net asset value, end of period	$5.44	$5.42	$5.51	$5.62	$5.72	$5.80
Total return[1]	2.51%	2.58%	2.49%	2.06%	2.40%	7.72%
Net assets, end of period (in millions)	$190	$194	$213	$221	$297	$303
Ratio of expenses to average net assets including expense waiver	1.13%[2]	1.16%	1.17%	1.19%	1.05%	1.04%
Ratio of net investment income to average net assets including expense waiver	4.27%[2]	4.13%	3.78%	3.82%	3.76%	4.40%
Ratio of expenses to average net assets excluding expense waiver	1.17%[2]	1.16%[3]	1.17%[3]	1.19%[3]	1.05%[3]	1.04%[3]
Ratio of net investment income to average net assets excluding expense waiver	4.23%[2]	4.13%[3]	3.78%[3]	3.82%[3]	3.76%[3]	4.40%[3]
Portfolio turnover rate	22%	53%	36%	13%	93%	27%

*Not shown due to rounding.
(1) Total return calculated without taking into account the sales load deducted on an initial purchase.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$5.42	$5.51	$5.62	$5.72	$5.80	$5.63
Income (loss) from investment operations:						
Net investment income	0.09	0.17	0.16	0.16	0.17	0.20
Net realized and unrealized gain (loss) on investments.	0.02	(0.09)	(0.07)	(0.08)	(0.08)	0.17
Total from investment operations	0.11	0.08	0.09	0.08	0.09	0.37
Less distributions from:						
Net investment income	(0.09)	(0.17)	(0.16)	(0.16)	(0.17)	(0.20)
Capital gains	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)	(0.00)
Total distributions	(0.09)	(0.17)	(0.20)	(0.18)	(0.17)	(0.20)
Net asset value, end of period	$5.44	$5.42	$5.51	$5.62	$5.72	$5.80
Total return	2.04%	1.64%	1.56%	1.12%	1.53%	6.79%
Net assets, end of period (in millions)	$14	$15	$18	$20	$28	$27
Ratio of expenses to average net assets including expense waiver	2.06%[1]	2.09%	2.09%	2.12%	1.90%	1.90%
Ratio of net investment income to average net assets including expense waiver	3.34%[1]	3.20%	2.87%	2.89%	2.91%	3.51%
Ratio of expenses to average net assets excluding expense waiver	2.10%[1]	2.09%[2]	2.09%[2]	2.12%[2]	1.90%[2]	1.90%[2]
Ratio of net investment income to average net assets excluding expense waiver	3.30%[1]	3.20%[2]	2.87%[2]	2.89%[2]	2.91%[2]	3.51%[2]
Portfolio turnover rate	22%	53%	36%	13%	93%	27%

*Not shown due to rounding.
(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$5.42	$5.51	$5.62	$5.72	$5.80	$5.63
Income (loss) from investment operations:						
Net investment income	0.09	0.18	0.16	0.17	0.17	0.20
Net realized and unrealized gain (loss) on investments.	0.02	(0.09)	(0.07)	(0.08)	(0.08)	0.17
Total from investment operations	0.11	0.09	0.09	0.09	0.09	0.37
Less distributions from:						
Net investment income	(0.09)	(0.18)	(0.16)	(0.17)	(0.17)	(0.20)
Capital gains	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)	(0.00)
Total distributions	(0.09)	(0.18)	(0.20)	(0.19)	(0.17)	(0.20)
Net asset value, end of period	$5.44	$5.42	$5.51	$5.62	$5.72	$5.80
Total return	2.07%	1.72%	1.62%	1.20%	1.58%	6.86%
Net assets, end of period (in millions)	$8	$9	$11	$12	$19	$22
Ratio of expenses to average net assets including expense waiver	1.99%[1]	2.01%	2.04%	2.04%	1.85%	1.85%
Ratio of net investment income to average net assets including expense waiver	3.40%[1]	3.28%	2.92%	2.97%	2.96%	3.58%
Ratio of expenses to average net assets excluding expense waiver	2.03%[1]	2.01%[2]	2.04%[2]	2.04%[2]	1.85%[2]	1.85%[2]
Ratio of net investment income to average net assets excluding expense waiver	3.36%[1]	3.28%[2]	2.92%[2]	2.97%[2]	2.96%[2]	3.58%[2]
Portfolio turnover rate	22%	53%	36%	13%	93%	27%

*Not shown due to rounding.
(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

GOVERNMENT SECURITIES FUND

Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$5.42	$5.51	$5.62	$5.72	$5.80	$5.63
Income (loss) from investment operations:						
Net investment income	0.13	0.24	0.23	0.24	0.23	0.26
Net realized and unrealized gain (loss) on investments.	0.02	(0.09)	(0.07)	(0.08)	(0.08)	0.17
Total from investment operations	0.15	0.15	0.16	0.16	0.15	0.43
Less distributions from:						
Net investment income	(0.13)	(0.24)	(0.23)	(0.24)	(0.23)	(0.26)
Capital gains	(0.00)	(0.00)*	(0.04)	(0.02)	(0.00)	(0.00)
Total distributions	(0.13)	(0.24)	(0.27)	(0.26)	(0.23)	(0.26)
Net asset value, end of period	$5.44	$5.42	$5.51	$5.62	$5.72	$5.80
Total return	2.71%	3.00%	2.91%	2.49%	2.72%	8.03%
Net assets, end of period (in millions)	$12	$8	$5	$4	$4	$8
Ratio of expenses to average net assets including expense waiver	0.74%[1]	0.76%	0.77%	0.77%	0.73%	0.74%
Ratio of net investment income to average net assets including expense waiver	4.66%[1]	4.56%	4.19%	4.24%	4.07%	4.69%
Ratio of expenses to average net assets excluding expense waiver	0.78%[1]	0.76%[2]	0.77%[2]	0.77%[2]	0.73%[2]	0.74%[2]
Ratio of net investment income to average net assets excluding expense waiver	4.62%[1]	4.56%[2]	4.19%[2]	4.24%[2]	4.07%[2]	4.69%[2]
Portfolio turnover rate	22%	53%	36%	13%	93%	27%

*Not shown due to rounding.
(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF LIMITED-TERM BOND FUND

Portfolio Highlights

On March 31, 2007, Waddell & Reed Advisors Limited-Term Bond Fund had net assets totaling $118,671,602 invested in a diversified portfolio of:

98.90%	Bonds
1.10%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on March 31, 2007, your Fund owned:



United States Government Agency Mortgage-Backed Obligations	$35.15
United States Government Treasury Obligations	$19.07
United States Government Agency Obligations	$13.00
Raw Materials Bonds	$ 7.10
Business Equipment and Services Bonds.	$ 5.96
Technology Bonds	$ 4.23
Transportation Bonds	$ 3.41
Shelter Bonds.	$ 2.65
Capital Goods Bonds	$ 2.52
Consumer Services Bonds	$ 2.49
Consumer Nondurables Bonds	$ 2.47
Cash and Cash Equivalents.	$ 1.10
Utilities Bonds.	$ 0.85

On March 31, 2007, the breakdown of bonds (by ratings) held by the Fund was as follows:



■	AAA	67.21%
■	AA.	2.52%
■	A	10.47%
■	BBB	18.70%
□	Cash and Cash Equivalents.	1.10%

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Waddell & Reed Advisors Limited-Term Bond Fund was closed to new investors on April 2, 2007.

The Investments of Limited-Term Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 4.23%		
Raytheon Company,		
6.75%, 8–15–07	$5,000	$ 5,021,395
Broadcasting – 2.49%		
Cox Communications, Inc.,		
4.625%, 1–15–10	3,000	2,959,431
Business Equipment and Services – 5.96%		
International Lease Finance Corporation,		
5.0%, 4–15–10	3,000	2,993,136
USA Waste Services, Inc.,		
7.125%, 10–1–07	4,050	4,075,811
		7,068,947
Capital Equipment – 2.52%		
John Deere Capital Corporation,		
4.5%, 8–22–07	3,000	2,991,261
Chemicals – Petroleum and Inorganic – 2.49%		
Monsanto Company,		
4.0%, 5–15–08	3,000	2,957,976
Chemicals – Specialty – 2.87%		
Praxair, Inc.,		
2.75%, 6–15–08	3,500	3,400,852
Food and Related – 2.47%		
Cadbury Schweppes US Finance LLC,		
3.875%, 10–1–08 (A)	3,000	2,937,045
Forest and Paper Products – 2.65%		
International Paper Company,		
4.25%, 1–15–09	3,200	3,140,512
Mining – 1.74%		
BHP Billiton Finance (USA) Limited,		
5.0%, 12–15–10	2,075	2,066,156

See Notes to Schedule of Investments on page 24.

The Investments of Limited-Term Bond Fund

March 31, 2007

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Railroad – 3.41%		
CSX Corporation,		
6.25%, 10–15–08	$4,000	$ 4,048,924
Utilities – Telephone – 0.85%		
SBC Communications Inc.,		
5.57%, 11–14–08*	1,000	1,003,029
TOTAL CORPORATE DEBT SECURITIES – 31.68%		$ 37,595,528
(Cost: $37,850,856)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 13.00%		
Farmer Mac Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11 (A)	5,500	5,496,700
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	5,000	4,910,875
5.0%, 10–18–10	5,000	5,020,285
		15,427,860
Mortgage-Backed Obligations – 35.15%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.0%, 12–15–12	820	795,759
4.0%, 5–15–16	2,972	2,897,888
3.5%, 12–15–16	1,114	1,069,685
5.5%, 7–15–17 (Interest Only)	621	2,712
5.5%, 10–15–23 (Interest Only)	6,104	285,745
5.0%, 6–15–24 (Interest Only)	3,942	271,363
5.0%, 11–15–24	973	969,057
4.25%, 3–15–31	1,127	1,097,261
5.5%, 5–15–34	2,150	2,163,957
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.5%, 5–1–07	152	152,037
4.5%, 5–1–10	1,213	1,196,926
4.0%, 6–1–14	3,152	3,058,515
5.0%, 9–1–17	133	131,946
4.5%, 1–1–18	1,585	1,538,781
4.5%, 2–1–18	1,611	1,563,790
4.5%, 4–1–18	1,612	1,565,556
4.5%, 3–1–19	2,814	2,728,349

See Notes to Schedule of Investments on page 24.

The Investments of Limited-Term Bond Fund

March 31, 2007

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation		
Non-Agency REMIC/CMO,		
5.5%, 3–15–31	$ 600	$ 604,160
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.0%, 6–25–22	3,700	3,671,459
5.0%, 6–25–28	3,770	3,747,224
5.5%, 11–25–36 (Interest Only)	10,604	2,863,596
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
5.5%, 2–1–17	87	87,152
5.5%, 1–1–18	854	857,764
5.0%, 3–1–18	1,511	1,493,948
5.0%, 6–1–20	2,140	2,110,986
5.098%, 10–1–35*	1,403	1,392,719
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
5.5%, 10–15–17	38	38,779
5.0%, 12–15–17	382	378,983
4.0%, 9–15–18	1,724	1,636,037
3.75%, 1–20–34*	1,154	1,148,887
Government National Mortgage Association		
Non-Agency REMIC/CMO,		
4.0%, 1–16–30	195	186,896
		41,707,917
Treasury Obligations – 19.07%		
United States Treasury Notes:		
4.0%, 3–15–10	1,000	985,352
5.0%, 2–15–11	2,000	2,034,296
5.0%, 8–15–11	7,000	7,135,625
4.375%, 8–15–12	2,750	2,732,705
4.25%, 8–15–13	5,800	5,700,994
4.75%, 5–15–14	4,000	4,036,092
		22,625,064
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 67.22%		**$ 79,760,841**

(Cost: $80,527,188)

See Notes to Schedule of Investments on page 24.

The Investments of Limited-Term Bond Fund

March 31, 2007

SHORT-TERM SECURITIES – 0.56%	Principal Amount in Thousands	Value
Household – General Products		
Fortune Brands Inc.,		
5.5%, 4–2–07	$669	$ 668,898
(Cost: $668,898)		
TOTAL INVESTMENT SECURITIES – 99.46%		**$118,025,267**
(Cost: $119,046,942)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.54%		646,335
NET ASSETS – 100.00%		**$118,671,602**

Notes to Schedule of Investments

*Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2007.

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts and REMIC – Real Estate Mortgage Investment Conduit.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, the total value of these securities amounted to $8,433,745 or 7.11% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

LIMITED-TERM BOND FUND
March 31, 2007
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $119,047) (Notes 1 and 3)	$118,025
Receivables:	
Investment securities sold	4,973
Interest	1,240
Fund shares sold	75
Prepaid and other assets	24
Total assets	124,337

LIABILITIES

Payable for investment securities purchased	5,004
Payable to Fund shareholders	359
Due to custodian	97
Accrued shareholder servicing (Note 2)	51
Dividends payable	48
Accrued service fee (Note 2)	22
Accrued accounting services fee (Note 2)	5
Accrued management fee (Note 2)	3
Accrued distribution fee (Note 2)	1
Other	75
Total liabilities	5,665
Total net assets	$118,672

NET ASSETS

$0.01 par value capital stock:		
Capital stock	$	119
Additional paid-in capital		120,785
Accumulated undistributed income (loss):		
Accumulated undistributed net investment income		—
Accumulated undistributed net realized loss on		
investment transactions		(1,210)
Net unrealized depreciation in value of investments		(1,022)
Net assets applicable to outstanding units of capital		$118,672

Net asset value per share (net assets divided by shares outstanding):	
Class A	$10.00
Class B	$10.00
Class C	$10.00
Class Y	$10.00
Capital shares outstanding:	
Class A	10,668
Class B	653
Class C	473
Class Y	76
Capital shares authorized	1,500,000

See Notes to Financial Statements.

Statement of Operations

LIMITED-TERM BOND FUND
For the Six Months Period Ended March 31, 2007
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$2,919
Expenses (Note 2):	
Investment management fee.	327
Shareholder servicing:	
Class A	197
Class B	20
Class C	12
Class Y	6
Service fee:	
Class A	134
Class B	9
Class C	6
Distribution fee:	
Class A	2
Class B	26
Class C	19
Accounting services fee	32
Audit fees.	10
Custodian fees.	4
Legal fees	4
Other	68
Total	876
Less waiver of investment management fee (Notes 2 and 6)	(29)
Total expenses.	847
Net investment income	2,072

**REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on investments.	(158)
Unrealized appreciation in value of investments	859
Net gain on investments	701
Net increase in net assets resulting from operations	$2,773

See Notes to Financial Statements.

Statement of Changes in Net Assets

LIMITED-TERM BOND FUND

(In Thousands)

	For the six months ended March 31, 2007	For the fiscal year ended September 30, 2006
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 2,072	$ 4,587
Realized net loss on investments	(158)	(780)
Unrealized appreciation (depreciation)	859	(62)
Net increase in net assets resulting from operations.	2,773	3,745
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(1,758)	(3,658)
Class B	(76)	(168)
Class C	(58)	(127)
Class Y	(180)	(634)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(2,072)	(4,587)
Capital share transactions (Note 5)	(15,923)	(25,488)
Total decrease	(15,222)	(26,330)
NET ASSETS		
Beginning of period.	133,894	160,224
End of period.	$118,672	$133,894
Undistributed net investment income	$ —	$ —

(1)See "Financial Highlights" on pages 28 - 31.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				For the period from 9-3-02[1] to 9-30-02
		2006	2005	2004	2003	
Net asset value, beginning of period.	$ 9.95	$9.98	$10.14	$10.23	$10.05	$10.00
Income (loss) from investment operations:						
Net investment income.	0.16	0.30	0.25	0.21	0.19	0.01
Net realized and unrealized gain (loss) on investments	0.05	(0.03)	(0.15)	(0.09)	0.18	0.05
Total from investment operations.	0.21	0.27	0.10	0.12	0.37	0.06
Less distributions from:						
Net investment income.	(0.16)	(0.30)	(0.25)	(0.21)	(0.19)	(0.01)
Capital gains	(0.00)	(0.00)	(0.01)	(0.00)*	(0.00)	(0.00)
Total distributions	(0.16)	(0.30)	(0.26)	(0.21)	(0.19)	(0.01)
Net asset value, end of period	$10.00	$9.95	$ 9.98	$10.14	$10.23	$10.05
Total return[2]	2.22%	2.69%	0.99%	1.20%	3.70%	0.61%
Net assets, end of period (in millions).	$107	$112	$125	$139	$113	$4
Ratio of expenses to average net assets including expense waiver	1.24%[3]	1.24%	1.23%	1.28%	1.25%	1.16%[3]
Ratio of net investment income to average net assets including expense waiver	3.22%[3]	3.06%	2.51%	2.05%	1.87%	1.82%[3]
Ratio of expenses to average net assets excluding expense waiver	1.29%[3]	1.24%[4]	1.23%[4]	1.28%[4]	1.28%	1.66%[3]
Ratio of net investment income to average net assets excluding expense waiver.	3.17%[3]	3.06%[4]	2.51%[4]	2.05%[4]	1.84%	1.32%[3]
Portfolio turnover rate	27%	30%	30%	41%	24%	3%

*Not shown due to rounding.
(1) Commencement of operations of the class.
(2) Total return calculated without taking into account the sales load deducted on an initial purchase.
(3) Annualized.
(4) There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				For the period from 9-3-02[1] to 9-30-02
		2006	2005	2004	2003	
Net asset value, beginning of period.	$ 9.95	$9.98	$10.14	$10.23	$10.05	$10.00
Income (loss) from investment operations:						
Net investment income.	0.11	0.21	0.16	0.11	0.10	0.01
Net realized and unrealized gain (loss) on investments	0.05	(0.03)	(0.15)	(0.09)	0.18	0.05
Total from investment operations.	0.16	0.18	0.01	0.02	0.28	0.06
Less distributions from:						
Net investment income.	(0.11)	(0.21)	(0.16)	(0.11)	(0.10)	(0.01)
Capital gains	(0.00)	(0.00)	(0.01)	(0.00)*	(0.00)	(0.00)
Total distributions	(0.11)	(0.21)	(0.17)	(0.11)	(0.10)	(0.01)
Net asset value, end of period	$10.00	$9.95	$ 9.98	$10.14	$10.23	$10.05
Total return	1.71%	1.72%	0.02%	0.27%	2.78%	0.55%
Net assets, end of period (in thousands)	$6,529	$7,190	$8,452	$10,511	$10,155	$309
Ratio of expenses to average net assets including expense waiver	2.24%[2]	2.19%	2.19%	2.20%	2.15%	2.05%[2]
Ratio of net investment income to average net assets including expense waiver	2.22%[2]	2.11%	1.54%	1.13%	0.97%	0.91%[2]
Ratio of expenses to average net assets excluding expense waiver	2.29%[2]	2.19%[3]	2.19%[3]	2.20%[3]	2.18%	2.55%[2]
Ratio of net investment income to average net assets excluding expense waiver	2.17%[2]	2.11%[3]	1.54%[3]	1.13%[3]	0.94%	0.41%[2]
Portfolio turnover rate	27%	30%	30%	41%	24%	3%

*Not shown due to rounding.
(1)Commencement of operations of the class.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				For the period from 9-3-02[1] to 9-30-02
		2006	2005	2004	2003	
Net asset value, beginning of period.........	$ 9.95	$9.98	$10.14	$10.23	$10.05	$10.00
Income (loss) from investment operations:						
Net investment income.......	0.12	0.21	0.17	0.12	0.09	0.01
Net realized and unrealized gain (loss) on investments..........	0.05	(0.03)	(0.15)	(0.09)	0.18	0.05
Total from investment operations.................	0.17	0.18	0.02	0.03	0.27	0.06
Less distributions from:						
Net investment income.......	(0.12)	(0.21)	(0.17)	(0.12)	(0.09)	(0.01)
Capital gains..............	(0.00)	(0.00)	(0.01)	(0.00)*	(0.00)	(0.00)
Total distributions..............	(0.12)	(0.21)	(0.18)	(0.12)	(0.09)	(0.01)
Net asset value, end of period	$10.00	$9.95	$ 9.98	$10.14	$10.23	$10.05
Total return...................	1.76%	1.79%	0.13%	0.37%	2.73%	0.55%
Net assets, end of period (in thousands)	$4,727	$5,218	$6,297	$9,079	$6,946	$66
Ratio of expenses to average net assets including expense waiver.............	2.14%[2]	2.12%	2.09%	2.11%	2.11%	2.03%[2]
Ratio of net investment income to average net assets including expense waiver.....	2.32%[2]	2.17%	1.64%	1.23%	1.01%	0.89%[2]
Ratio of expenses to average net assets excluding expense waiver.............	2.19%[2]	2.12%[3]	2.09%[3]	2.11%[3]	2.14%	2.53%[2]
Ratio of net investment income to average net assets excluding expense waiver.....	2.27%[2]	2.17%[3]	1.64%[3]	1.23%[3]	0.98%	0.39%[2]
Portfolio turnover rate	27%	30%	30%	41%	24%	3%

*Not shown due to rounding
(1)Commencement of operations of the class.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the six months ended 3-31-07	For the fiscal year ended September 30,				For the period from 9-3-02[1] to 9-30-02
		2006	2005	2004	2003	
Net asset value, beginning of period.	$ 9.95	$9.98	$10.14	$10.23	$10.05	$10.00
Income (loss) from investment operations:						
Net investment income.	0.18	0.35	0.30	0.26	0.23	0.01
Net realized and unrealized gain (loss) on investments	0.05	(0.03)	(0.15)	(0.09)	0.18	0.05
Total from investment operations.	0.23	0.32	0.15	0.17	0.41	0.06
Less distributions from:						
Net investment income.	(0.18)	(0.35)	(0.30)	(0.26)	(0.23)	(0.01)
Capital gains	(0.00)	(0.00)	(0.01)	(0.00)*	(0.00)	(0.00)
Total distributions	(0.18)	(0.35)	(0.31)	(0.26)	(0.23)	(0.01)
Net asset value, end of period	$10.00	$9.95	$ 9.98	$10.14	$10.23	$10.05
Total return	2.45%	3.16%	1.45%	1.68%	4.10%	0.63%
Net assets, end of period (in millions).	$1	$10	$20	$18	$11	$7%[2]
Ratio of expenses to average net assets including expense waiver	0.78%[2]	0.78%	0.78%	0.80%	0.88%	0.92%[2]
Ratio of net investment income to average net assets including expense waiver	3.67%[2]	3.50%	2.97%	2.55%	2.27%	1.77%[2]
Ratio of expenses to average net assets excluding expense waiver	0.83%[2]	0.78%[3]	0.78%[3]	0.80%[3]	0.91%	1.42%[2]
Ratio of net investment income to average net assets excluding expense waiver.	3.62%[2]	3.50%[3]	2.97%[3]	2.55%[3]	2.24%	1.27%[2]
Portfolio turnover rate	27%	30%	30%	41%	24%	3%

  *Not shown due to rounding
(1)Commencement of operations of the class.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

March 31, 2007

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Fixed Income Funds, Inc. (the Corporation) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. The Corporation issues two series of capital shares; each series represents ownership of a separate mutual fund. The assets belonging to each Fund are held separately by the custodian. The capital shares of each Fund represent a pro rata beneficial interest in the principal, net income and realized and unrealized capital gains or losses of its respective investments and other assets. The following is a summary of significant accounting policies consistently followed by the Funds in the preparation of their financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Board of Directors. Management's valuation committee makes fair value determinations for the Corporation, subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis and includes differences between cost and face amount on principal reductions of securities. See Note 3 – Investment Security Transactions.

C. Federal income taxes – It is the Corporation's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Corporation intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – For each Fund, all of that Fund's net investment income is declared and recorded by the Fund as dividends payable on each day to shareholders of record as of the close of the preceding business day. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, net operating losses and expiring capital loss carryovers.

E. Repurchase agreements – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the Fund's custodian bank.

F. Recently issued accounting standards – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation will adopt FIN 48 during 2007 and its potential impact on each Fund's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Corporation will adopt SFAS No. 157 during 2008 and its potential impact, if any, on each Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Corporation's investment manager. The Corporation pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Government Securities Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Limited-Term Bond Fund	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%

Effective October 1, 2006, under the terms of a settlement agreement reached in July 2006 (see Note 6), the fee is payable by each Fund at the following annual rates:

Fund	Net Asset Breakpoints	Annual Rate
Government Securities Fund	Up to $500 Million	0.460%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Limited-Term Bond Fund	Up to $500 Million	0.455%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%

During the six-month period ended March 31, 2007, the following amounts of the management fee waived due to the reduced rates were as follows:

Government Securities Fund $44,434
Limited-Term Bond Fund $29,439

In addition, WRIMCO has agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver.

The Corporation has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing bookkeeping and accounting services and assistance to the Corporation, including maintenance of each Fund's records, pricing of each Fund's shares, preparation of prospectuses for existing shareholders, preparation of proxy statements and certain shareholder reports. For these services, each of the Funds pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, each Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Corporation pays WRSCO a monthly per account charge for shareholder servicing, for each Fund, of $1.6958 for each shareholder account which is non-networked and which was in existence at any time during the prior month; however, WRSCO has agreed to reduce those fees if the number of total shareholder accounts within the

Complex (Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc., Ivy Funds and Ivy Funds, Inc.) reaches certain levels. For certain networked accounts (that is, those shareholder accounts whose Fund shares are purchased through certain financial intermediaries), WRSCO has agreed to reduce its per account fees charged to the Corporation to $0.50 per month per shareholder account and, for Class A shares, $0.75 for each shareholder check drawn on the checking account of the Fund.. Additional fees may be paid by the Corporation to those intermediaries. For Class Y shares, the Corporation pays WRSCO a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of Class Y of the Fund for the preceding month. The Corporation also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Corporation's shares, W&R receives gross sales commissions (which are not an expense of the Corporation) for Class A shares. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the six-month period ended March 31, 2007, W&R received the following amounts in gross sales commissions and CDSC:

	Gross Sales Commissions	CDSC		
		Class A	Class B	Class C
Government Securities Fund	$165,064	$575	$17,494	$4,108
Limited-Term Bond Fund	61,857	967	6,943	807

With respect to Class A, Class B and Class C shares, W&R pays sales commissions and all expenses in connection with the sale of the Corporation's shares, except for registration fees and related expenses. During the six-month period ended March 31, 2007, W&R paid the following amounts: Government Securities Fund – $110,544 and Limited-Term Bond Fund – $47,264.

Under a Distribution and Service Plan for Class A shares adopted by the Corporation pursuant to Rule 12b–1 under the Investment Company Act of 1940, each Fund may pay a distribution and/ or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/ or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Corporation for Class B and Class C shares, respectively, each Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

During the six-month period ended March 31, 2007, the Corporation paid Directors' regular compensation of $10,966, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Investment securities transactions for the six-month period ended March 31, 2007 are summarized as follows:

	Government Securities Fund	Limited- Term Bond Fund
Purchases of investment securities, excluding short-term and U.S. government obligations	$ —	$ —
Purchases of U.S. government obligations	47,999,409	34,260,133
Purchases of short-term securities	563,683,547	490,280,020
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations	—	10,806,000
Proceeds from U.S. government obligations	51,788,038	35,018,232
Proceeds from maturities and sales of short-term securities.	560,278,000	493,627,569

For Federal income tax purposes, cost of investments owned at March 31, 2007 and the related appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Government Securities Fund. . . .	$224,253,808	$2,794,866	$2,526,259	$ 268,607
Limited-Term Bond Fund	119,046,942	243,345	1,265,020	(1,021,675)

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the fiscal year ended September 30, 2006 and the related capital loss carryover and post-October activity were as follows:

	Government Securities Fund	Limited- Term Bond Fund
Net ordinary income.	$9,417,246	$4,589,046
Distributed ordinary income	9,551,454	4,588,351
Undistributed ordinary income*	74,550	40,589
Realized long-term capital gains	—	—
Distributed long-term capital gains	66,497	—
Undistributed long-term capital gains	—	—
Capital loss carryover.	31,608	270,105
Post-October losses deferred	2,677,502	735,515

*This entire amount was distributed prior to March 31, 2007.

Internal Revenue Code regulations permit each Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Government Securities Fund	Limited-Term Bond Fund
September 30, 2013.	$ —	$ 34,916
September 30, 2014.	31,608	270,105
Total carryover	$31,608	$305,021

NOTE 5 – Multiclass Operations

Each Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Funds. Limited-Term Bond Fund was closed to new investors on April 2, 2007.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock for the six-month period ended March 31, 2007 are summarized below. Amounts are in thousands.

	Government Securities Fund	Limited-Term Bond Fund
Shares issued from sale of shares:		
Class A	3,095	1,380
Class B	85	66
Class C	112	66
Class Y	813	99
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	710	171
Class B	42	7
Class C	26	6
Class Y	36	16
Shares redeemed:		
Class A	(4,733)	(2,121)
Class B	(331)	(143)
Class C	(303)	(123)
Class Y	(45)	(1,017)
Decrease in outstanding capital shares	(493)	(1,593)
Value issued from sale of shares:		
Class A	$ 16,808	$ 13,741
Class B	464	656
Class C	609	654
Class Y	4,425	992
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	3,854	1,702
Class B	228	74
Class C	139	57
Class Y	193	155
Value redeemed:		
Class A	(25,683)	(21,125)
Class B	(1,795)	(1,427)
Class C	(1,642)	(1,229)
Class Y	(245)	(10,173)
Decrease in outstanding capital	$ (2,645)	$(15,923)

Transactions in capital stock for the fiscal year ended September 30, 2006 are summarized below. Amounts are in thousands.

	Government Securities Fund	Limited-Term Bond Fund
Shares issued from sale of shares:		
Class A	7,856	3,849
Class B	290	205
Class C	391	184
Class Y	767	579
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	1,480	361
Class B	95	16
Class C	60	13
Class Y	52	64
Shares redeemed:		
Class A	(12,162)	(5,540)
Class B	(899)	(345)
Class C	(828)	(303)
Class Y	(182)	(1,672)
Decrease in outstanding capital shares	(3,080)	(2,589)
Value issued from sale of shares:		
Class A	$ 42,406	$ 38,079
Class B	1,567	2,026
Class C	2,117	1,824
Class Y	4,136	5,743
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	7,987	3,567
Class B	514	165
Class C	326	126
Class Y	277	629
Value redeemed:		
Class A	(65,623)	(54,756)
Class B	(4,847)	(3,412)
Class C	(4,468)	(2,999)
Class Y	(981)	(16,480)
Decrease in outstanding capital	$(16,589)	$(25,488)

NOTE 6 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and by certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Fixed Income Funds, Inc.:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Government Securities Fund and Waddell & Reed Advisors Limited-Term Bond Fund (collectively the "Funds") comprising Waddell & Reed Advisors Fixed Income Funds, Inc., as of March 31, 2007, and the related statements of operations for the six-month period then ended, the statements of changes in net assets for the six-month period then ended and the fiscal year ended September 30, 2006, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2007, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial positions of each of the respective Funds comprising Waddell & Reed Advisors Fixed Income Funds, Inc. as of March 31, 2007, the results of their operations for the six-month period then ended, the changes in their net assets for the six-month period then ended and the fiscal year ended September 30, 2006, and the financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
May 17, 2007

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Corporation's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

To All Traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Funds are generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial advisor or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

This page is for your notes and calculations.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds

    Waddell & Reed Advisors Global Bond Fund

    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

    Waddell & Reed Advisors Accumulative Fund

    Waddell & Reed Advisors Core Investment Fund

    Waddell & Reed Advisors Dividend Income Fund

    Waddell & Reed Advisors New Concepts Fund

    Waddell & Reed Advisors Small Cap Fund

    Waddell & Reed Advisors Tax-Managed Equity Fund

    Waddell & Reed Advisors Value Fund

    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

    Waddell & Reed Advisors Bond Fund

    Waddell & Reed Advisors Government Securities Fund

    Waddell & Reed Advisors High Income Fund

    Waddell & Reed Advisors Limited-Term Bond Fund

    Waddell & Reed Advisors Municipal Bond Fund

    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

    Waddell & Reed Advisors Cash Management

Specialty Funds

    Waddell & Reed Advisors Asset Strategy Fund

    Waddell & Reed Advisors Continental Income Fund

    Waddell & Reed Advisors Energy Fund

    Waddell & Reed Advisors Retirement Shares

    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

NUR1011SA (3-07)

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